SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 20)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 16 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

8,913,716 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

8,913,716 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,913,716 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

4,246,051 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

5,833,323 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,833,323 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

2,871,044 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

5,707,046 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,707,046 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

3,911,615 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

7,911,499 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,911,499 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN


     This Amendment No. 20 to Schedule 13D is filed on behalf of Carl H. Lindner and his sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family" or the "Reporting Persons"). Items not included in this amendment are either not amended or are not applicable.

Item 1.     Security and Issuer.

     This Statement relates to shares of Common Stock, no par value per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial" or the "Company"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 4.     Purpose of Transaction.

     On April 17, the Company announced a proposal to merge with its subsidiary, American Financial Corporation. Please see the news release attached hereto as Exhibit 2. On April 30, the Company announced changes to its Board of Directors to create a board that is composed of a majority of independent directors. Following the annual shareholders' meeting in June 2003, Keith E. Lindner will no longer be a director or executive officer of the Company. AFG has proposed increasing the number of board members and has nominated two new directors. Assuming the election of two additional directors, AFG's Board will have nine members, five of whom will be independent of management, and will be in full compliance with expected NYSE rules on board membership. Please see the news release attached hereto as Exhibit 3.

    The Reporting Persons consider American Financial Common Stock to be an attractive investment.  In addition, the Reporting Persons may acquire additional shares of Common Stock in open market purchases, privately negotiated transactions or through the Dividend Reinvestment Plan ("DRIP"). The Company is authorized to purchase up to five million shares of its Common Stock from time to time under a repurchase program adopted by its board of directors.

     Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

     As of April 30, 2003, the Lindner Family beneficially owned an aggregate of 28,365,584 shares (or approximately 40.6%) of the outstanding American Financial Common Stock as follows:
	Number	Percent	Ownership
Holder	of Shares	of Class	Interest (a)
--------	-------------	---------	-------------

Carl H. Lindner	8,913,716 (b)	13.1%	13.1%
Carl H. Lindner III	5,833,323 (c)	8.5%	9.5%
S. Craig Lindner	5,707,046 (d)	8.3%	9.5%
Keith E. Lindner	7,911,499 (e)	11.5%	9.5%

Total:	28,365,584

(a)   This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and dispositive power) to Keith E. Lindner.

(b)   Includes 4,398,540 shares held by his spouse, 252,378 shares held in a charitable foundation over which shares he holds voting and dispositive power, 537,779 shares held by a limited liability company over which shares he holds voting and dispositive power and excludes 2,407,264 shares held in trust, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and dispositive power.

(c)   Includes 19,826 shares held by a trust over which his spouse has voting and dispositive power, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, 587,272 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 650,633 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(d)   Includes 50,000 held by a trust over which his spouse has voting and dispositive power, 26,144 shares held by his spouse as custodian for their minor children, 26,144 shares held by two of his children, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, and 587,272 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.


(e)   This number includes 341 shares held by his spouse in a trust over which she has voting and dispositive power, 1,500,000 shares held in a limited liability company over which shares he holds dispositive power, 587,272 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 1,427,543 shares (described in footnotes (c) and (d) above), which are held in various trusts for the benefit of the children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and dispositive power but no financial interest.

     Not included in the shares set forth in the foregoing table, subsidiaries of American Financial beneficially own 18,666,614 shares of Common Stock and hold an additional 1,361,711 shares to satisfy certain claims against the predecessor of American Financial. As a result, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares.

     Within the past 60 days, Carl H. Lindner engaged in the following transactions involving American Financial Common Stock.

Date	Transaction	Amount	Price
--------	------------	----------	------

3/6/03	Purchased	3,400	$19.00
3/12/03	Purchased	1,100	$18.30
3/14/03	Purchased	50,000	$19.28

     Except as set forth in this Item 5 and prior amendments to this Schedule 13D, to the best knowledge and belief of the undersigned, no transactions involving American Financial Common Stock have been effected during the past 60 days by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.   Material to be filed as Exhibits.

(1)  American Financial Group, Inc. News Release dated April 17, 2003.

(2) American Financial Group, Inc. News Release dated April 30, 2003.

(3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

(4) Agreement required pursuant to Regulation Section 240.13d-(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    May 5, 2003
* Carl H. Lindner
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Carl H. Lindner

* Carl H. Lindner III
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Carl H. Lindner III

* S. Craig Lindner
-------------------------------
S. Craig Lindner

* Keith E. Lindner
-------------------------------
Keith E. Lindner
* By: Karl J. Grafe
---------------------------
Karl J. Grafe
Attorney-in-Fact


Exhibit 1

AMERICAN FINANCIAL GROUP, INC.

PROPOSES TO SIMPLIFY ITS HOLDING COMPANY STRUCTURE

     Cincinnati, Ohio - April 17, 2003 - American Financial Group, Inc. (NYSE: AFG) announced today that it is proposing steps to simplify its corporate structure and eliminate the publicly-traded preferred stock of a subsidiary, thus converting minority interest into shareholders' equity.

     AFG owns 100% of the common stock and 79% of the voting equity securities of American Financial Corporation ("AFC"). AFC has one series of publicly held voting preferred stock, Series J, which represents the other 21% of AFC's voting securities. Under the proposal, AFG and AFC would merge, pursuant to which Series J preferred shareholders would receive $22.00 per share in common stock of the surviving corporation. All record holders of Series J Preferred on April 15 will be paid the regularly scheduled $1.00 semi-annual dividend on May 1.

     The transaction would be subject to (i) the negotiation of specific terms and final documentation, (ii) the approval of the Board of Directors of each of AFG, AFC, and a special committee of independent directors of AFC, and (iii) the receipt of all required shareholder, stock exchange listing and regulatory approvals. As a result of certain shareholder approval requirements related to the proposal, AFC will not hold its meeting of shareholders until later this year.

     This announcement does not constitute a solicitation of proxies or consents of AFC or AFG shareholders, which will only be made by means of a prospectus/proxy statement relating to the proposals which has yet to be filed with the Securities and Exchange Commission.

     American Financial Group and American Financial Corporation are engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of annuities, life and supplemental health insurance products.

# # #


Exhibit 2

AFG PROPOSES TO HAVE A MAJORITY OF INDEPENDENT DIRECTORS

     Cincinnati, Ohio - April 30, 2003 - American Financial Group, Inc. ("AFG") today announced changes to its Board of Directors to create a board that is composed of a majority of independent directors. Keith E. Lindner, a director and Co-President of the Company since 1995, has decided not to stand for reelection at the annual shareholders meeting in June. AFG has proposed that this position, along with a newly added board spot, be filled with independent directors. Assuming the election of the new nominees, William A. Shutzer and Terry S. Jacobs, AFG's Board will have nine members, five of whom are fully independent of management, and will be in full compliance with expected NYSE rules on board membership.

     After serving AFG and its affiliated companies in an executive capacity for more than 20 years, Keith E. Lindner will step down to pursue other interests. In a statement, Mr. Keith Lindner explained, "I have been greatly blessed to have worked with my father and brothers for so long at AFG. As a supportive shareholder to the efforts of my family and AFG's management team to build value for shareholders, I now also look forward to the available time that I will have to pursue a continuation of my investment career and continued involvement in some of the family involved Christian charitable activities."

     William A. Shutzer has been nominated for election to the Company's Board of Directors at this year's Annual Meeting. Mr. Shutzer has been a Managing Director at Lehman Bros. since October 2000. Prior to that, Mr. Shutzer was a Partner of Thomas Weisel Partners and an executive of Furman Selz, each investment bankers. He has been a director of Tiffany & Co., PracticeWorks, Inc and Blount Inc. Commenting on the nomination, Carl H. Lindner, Chairman and Chief Executive Officer, said, "We are fortunate to add to the Board an individual with such extensive industry and financial experience and who is able to provide a Wall Street perspective to the Company."

     Terry S. Jacobs has also been nominated for election to the Company's Board of Directors at this year's Annual Meeting. Mr. Jacobs has been Chairman of the Board, Chief Executive Officer, Treasurer and a director of Regent Communications, Inc. since its incorporation in 1996. Mr. Jacobs has served as a principal executive officer of various radio broadcasting companies for over 20 years. For several years in the late 1970's, Mr. Jacobs was a director and senior vice president of Great American Insurance Company. Mr. Jacobs currently serves as a director of National Grange Mutual Insurance Company and of Capital Title Group, Inc. "Over the past 25 years, Terry has developed great experience as a hands-on operating executive and has stayed abreast of the developments in the property and casualty insurance industry. He will be an exceptional addition to AFG as it continues to focus on specialized commercial products for businesses," Carl H. Lindner stated.
     Through the operations of Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of annuities, life and supplemental health insurance products.

# # #


Exhibit 3

POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
----------------------------------
Carl H. Lindner


POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
----------------------------------------
Carl H. Lindner III


POWER OF ATTORNEY

-----------------

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
--------------------------------------
S. Craig Lindner


POWER OF ATTORNEY

-----------------

     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner
------------------------------------
Keith E. Lindner


Exhibit 4

AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

     WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

/s/ Carl H. Lindner
---------------------------------
Carl H. Lindner

/s/ Carl H. Lindner III
---------------------------------
Carl H. Lindner III

/s/ S. Craig Lindner
---------------------------------
S. Craig Lindner

/s/ Keith E. Lindner
---------------------------------
Keith E. Lindner